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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2019
Washington DC
416

SEC FILE NUMBER
8-69034

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 01, 2018 (MM/DD/YY) AND ENDING December 31, 2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lampe Capital North America LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

712 Fifth Ave. 28th Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bjorn Kahl 212-218-7400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name – *if individual, state last, first, middle name*)

200 Jefferson Park, Suite 400	Whippany	New Jersey	07981
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Per Hallgren, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lampe Capital North America LLC, as of December, 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature
PER HALLGREN

CEO
Title

Notary Public

CAROL A. SCALI
Notary Public State of New York
NO 01SC50?7321
Qualified in Kings County
Commission Expires 1/5/23

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LAMPE CAPITAL NORTH AMERICA LLC

FINANCIAL STATEMENTS

WITH REPORT OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2018

LAMPE CAPITAL NORTH AMERICA LLC

TABLE OF CONTENTS

December 31, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Member of
Lampe Capital North America LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Lampe Capital North America LLC (the "Company"), as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2015.

Whippany, New Jersey
February 27, 2019

WithumSmith+Brown, PC 200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070 T (973) 898 9494 F (973) 898 0686 withum.com

LAMPE CAPITAL NORTH AMERICA LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2018

ASSETS

Cash	$	4,052,437
Due from parent		214,385
Other assets		124,931
Prepaid tax asset		111,609
Deferred tax asset		75,053
Property and equipment, net		25,370
	$	4,603,785

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	120,528
Due to Bankhaus Lampe KG		113,007
Deferred rent		69,452
Total liabilities		302,987
Member's equity		4,300,798
	$	4,603,785

See accompanying notes to financial statements

1. Nature of business and summary of significant accounting policies

Nature of Business

Lampe Capital North America LLC (the "Company") is a single member limited liability company wholly owned by Lampe Verwaltungsgesellschaft (the "Parent"). The Company was established under the laws of the state of New York on April 1, 2011. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company operates under a chaperoning arrangement with Bankhaus Lampe ("BHL") in accordance with SEC Rule 15a-6a(3) for customers in the purchase and sale of foreign securities. The Company executes and clears all trades through Bankhaus Lampe. Bankhaus Lampe is an independent private bank that provide various banking products and services in Germany and internationally.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Subsequent events have been evaluated through February 27, 2019, the date the financial statements were issued.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. All property and equipment is being depreciated on a straight-line basis over the estimated useful lives of the related assets. Amortization of leasehold improvements is computed on a straight – line basis over the estimated useful life of the asset or the term of the lease, whichever is shorter. The Company provides for depreciation and amortization as follows:

Asset	Useful Life	Estimated Principal Method
Furniture and fixtures	5 years	Straight-line
Computer equipment	3 years	Straight-line
Leasehold improvements	shorter of estimated life of asset or lease term	Straight-line

Deferred rent

The Company recognizes rent expense on straight-line basis over the life of the lease. The effects of free rent and rental escalations over the life of the lease result in differences between the amounts expensed and the amounts paid. These differences are recorded as deferred rent on the statement of financial condition.

1. Nature of business and summary of significant accounting policies (continued)

Revenue recognition – consulting income

Effective January 1, 2018, the Company adopted ASC Topic 606 Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company does not execute or clear any trades, but rather acts as a chaperone for transactions between its U.S. institutional investors and its Parent, in accordance with SEC Rule 15a-6a(3). Pursuant to a Brokerage Service Agreement between the Company and the Parent, the Company provides execution, marketing and client relationship services to institutional customers in the purchase and sales of foreign securities. This represents the only performance obligation. The Company recorded revenue based on a cost plus 9.71% arrangement that was agreed to by the Company and the Parent and is in agreement with a transfer pricing study obtained by both the parties to the agreement. Revenue is recognized monthly as earned based on the corresponding costs in accordance with the agreement as services are rendered. Related receivables are generally satisfied within 2 months.

The Company has evaluated the new guidance and has determined that the adoption does not impact the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption is not necessary.

Significant judgments

Revenues from services provided are recognized at the time there is persuasive evidence that the Company's services have been substantially completed pursuant to the terms of the Brokerage Service Agreement, the fee is determinable and collection of the related receivable is reasonably assured. The recognition and measurement of revenue is based on the assessment of the Brokerage Service Agreement. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events..

Contract Assets and Liabilities

The Company had contract receivables due from parent on January 1, 2018 and December 31, 2018 in the amounts of $251,194 and $133,272 respectively. All contract receivables were collected upon during the year. The Company had no material contract liabilities as of January 1, 2018 or December 31, 2018.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the period in which those temporary differences are expected to be recovered or settled. The effect on deferred

income tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

1. Nature of business and summary of significant accounting policies (continued)

ASC 740, *Accounting for Income Taxes*, prescribes accounting for and disclosure of uncertainty in tax positions. This interpretation defines the criteria that must be met for the benefits of a tax position to be recognized in the financial statements and the measurement of tax benefits recognized.

The Company has no uncertain income tax positions or any interest or penalties associated with uncertain income tax positions.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts reported and disclosed in the financial statements. Actual results could differ from those estimates.

New Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leaving arrangements. The new guidance is effective for years beginning after December 15, 2018, with early adoption permitted. The Company believes the impact of the ASU may be significant and is evaluating the impact.

2. Customer transactions

In the normal course of business, the Company affects as agent, transactions on behalf of customers on a basis of either delivery or receipt versus payment. If these agency transactions do not settle due to failure to perform by either customer or the counterparty, the Company may be obligated to discharge the obligation of the non performing party and, as a result, may incur a loss if the market value of the securities is different from the contract amounts. The risk of loss to the Company is normally limited to differences in market values of the securities compared to their contract amounts. As of December 31, 2018 there were no such failures outstanding.

3. Property and equipment

Details of property and equipment at December 31, 2018 are as follows:

Computer Equipment	$	117,554
Leasehold Improvements		112,703
Furniture and Equipment		111,662
		341,919
Less: Accumulated Depreciation and Amortization		316,549
Net	$	25,370

Depreciation and amortization expense for the year ended December 31, 2018 was $34,473.

4. Income Taxes

The Company is a single member limited liability company and, accordingly is taxed as a disregarded entity and treated as a division of the Parent for income tax purposes. Pursuant to a tax sharing agreement, income taxes of the Company are computed on a separate company basis. The Company reimburses the Parent for taxes incurred and attributable to the Company's income reported on the Parent's tax returns, and overpayment of tax on behalf of the Parent are subject to reimbursement by the Parent.

Income tax expense (benefit) included in the Statement of Operations is as follows:

Current income tax expense (benefit)		
Federal	$	(55,848)
State and local		-
Toal current income tax expense (benefit)	$	(55,848)
Deferred income tax expense (benefit)		
Federal	$	(9,893)
State and local		-
Total deferred income tax expense (benefit)		(9,893)
Total income tax expense (benefit)	$	(65,741)

The Company considers the need for a valuation allowance against its deferred tax assets to reduce its deferred tax assets to amounts the Company believes are more likely than not to be realized. In assessing the need for a valuation allowance, the Company considers all positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial performance. Because it is more likely than not that the tax benefits related to deferred income tax assets in connection with state and city taxes will not be realized, the Company has recorded a valuation allowance against these assets of approximately $183,000 at December 31, 2018.

The Company's gross deferred tax assets related principally to the effects of deferred rent and goodwill recorded for income tax purposes. Management elected not to adopt pushdown accounting in these financial statements.

At December 31, 2018, the Company did not have any unrecognized tax benefits or liabilities resulting from uncertain tax positions. The Company does not believe that it is reasonably possible that the total unrecognized benefits will significantly change in the next 12 months. The Company recognizes tax-related interest and penalties as Income tax expense in the Statements of Operations.

The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by the tax authorities. There are presently no ongoing income tax examinations.

5. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 and has elected to compute its net capital requirements in accordance with the Alternative Standard as permitted under Rule 15c3-1. Under this method, the Company's net capital shall not be less than $250,000. At December 31, 2018, the Company had net capital of $3,749,450 which exceeded the required minimum net capital by $3,499,450.

6. Concentrations of credit risk and off balance sheet risk

The Company acts as an agent for institutional customers and other broker-dealers in the purchase and sale of foreign securities. The Company executes and clears all of these foreign trades through its Parent in Germany. These trades are settled on a basis of either delivery or receipt versus payment. The Company's commissions on foreign securities transactions are collected by the Parent in exchange for a monthly fee as determined by a "Brokerage Service Agreement" between the Parent and the Company. In the normal course of business, the Company's activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event a counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company monitors the credit standing of all counterparties with which it conducts business. All open transactions at December 31, 2018 settled with no resultant loss being incurred by the Company.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

7. Related party transactions

The Company has a Brokerage Service Agreement with its Parent. In accordance with the Expense Sharing Agreement the Company agrees to pay to BHL 100% of all fees and commissions received from its customers in connection with the transactions. Such fees and commissions will be paid to the Parent by the settlement date for each transaction or upon receipt. The Parent will pay the Company a monthly fee in an amount equal to the actual monthly expenses incurred by the company including, but not limited to, (i) property expenses such as rent and utilities, (ii) technology fees, (iii) salaries, (iv) office –approved travel and expense reimbursement, and (v) general office expenses and (vi) approved marketing costs. On a monthly basis, the Parent will pay the Company an additional fee equal to 9.71% of the expenses for the prior month. For the year ended December 31, 2018 total consulting income amounted to $2,319,191. Additionally, the Company had a balance of $133,272 due from the Parent related to amounts accrued or disbursed and subject to reimbursement under the Brokerage Service Agreement and a balance of $113,007 due to Bankhaus Lampe KG for amounts disbursed on the Company's behalf at year ended December 31, 2018. Also included in due from Parent is $81,113 that is due in the ordinary course of business outside the Brokerage Service Agreement.

8. Commitments

The Company leases office space under a non-cancellable lease agreement which expires August 31, 2020. The future minimum annual payments, at December 31, 2018 under this agreement are approximately:

Year Ending December 31,		
2019	$	312,641
2020		208,427
	$	521,068

Rent expense for the year ended December 31, 2018 was $270,886.

9. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Act of 1934 Rule 15c3-3 pursuant to the exemptive provision of the sub-paragraph (k)(2)(i) since all of its customer business is handled on a deliver versus payment or receive versus payment basis.

10. Employee Benefit Plan

The Company has an employee benefit plan subject to Section 401(k) of the Internal Revenue Code under which all employees meeting eligibility requirements are able to participate. Subject to certain limits set forth in the Code, employees are permitted to make contributions to the 401(k) Plan on a pre-tax salary reduction basis. All employee contributions are 100% vested. The Company matches 100% of an employee's contribution and for the year ended December 31, 2018, employer contributions were $54,000 and are included in employee compensation and benefits in the Statement of Operations.